Exhibit 99.1

Investor News	Fresenius Medical Care AG & Co. KGaA Investor Relations
Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
E-mail : ir@fmc-ag.com

North America:
Heinz Schmidt
	Phone:	+ 1 781 402 9000
Ext.: 4518
	Fax:	+ 1 781 402 9741
E-mail: ir@fmc-ag.com

Internet: http://www.fmc-ag.com

May 3, 2006
Fresenius Medical Care Reports First Quarter 2006 Results;
Excellent Start into the Year 2006
Summary First Quarter 2006:

Net Revenue	$1,747 million	+ 9%

Operating Income (EBIT)	$244 million	+ 11%
Operating Income (EBIT) excluding SFAS 123 (R) and one-time-costs	$247 million	+ 12%

Net Income	$116 million	+ 8%
Net Income excluding SFAS 123 (R) and one-time-costs	$127 million	+ 18%

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Bad Homburg, Germany – May 3, 2006 – Fresenius Medical Care AG & Co. KGaA (“the Company”) (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS-p), the world’s largest provider of Dialysis Products and Services, today announced the results for the first quarter 2006.
Revenue
Total revenue for the first quarter 2006 compared to the first quarter 2005 increased by 9% (10% at constant currency) to $1,747 million. Total organic revenue growth worldwide was 9%. Dialysis Services revenue grew by 9% to $1,273 million (10% at constant currency) in the first quarter of 2006. Dialysis Product revenue increased by 6% to $474 million (11% at constant currency) in the same period.
North America revenue increased by 10% to $1,194 million. Dialysis Services revenue increased by 9% to $1,059 million. Average revenue per treatment for the U.S. clinics increased by 6% to $310 in the first quarter 2006 as compared to $293 for the same quarter in 2005. Dialysis Product revenue increased by 12% to $134 million led by strong sales of our 2008K hemodialysis machines and single-use dialyzer sales (Carepak™).
International revenue was $553 million, an increase of 6% (12% at constant currency) as compared to the first quarter of 2005. Dialysis Services revenue reached $213 million, an increase of 10% (15% at constant currency). Dialysis Product revenue increased by 4% to $340 million (10% at constant currency), led by strong machine (both the 4008 and 5008 series) and peritoneal dialysis sales.
Earnings
Operating income (EBIT) increased by 11% to $244 million. Operating income for the first quarter 2006 includes $3 million of costs related to the change of accounting principles for stock options (SFAS 123R) and one-time costs associated with the transformation of Fresenius Medical Care’s legal form into a Kommanditgesellschaft auf Aktien (or KGaA, a partnership limited by shares) and related legal fees.

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Excluding these costs, operating income for the first quarter 2006 increased on a comparable basis by 12% to $247 million. This very good performance resulted in an operating margin of 14.2% as compared to 13.7% for the same quarter in 2005.
Compared with the first quarter 2005, the operating margin in North America increased by 40 basis points to 13.8%. In our International segment, the operating margin increased by 150 basis points to 17.3%. Our strong operational performance in the International segment was positively impacted by improvements in key countries in Latin America and Asia Pacific and reimbursement increases in some dialysis service countries as well as very strong product sales.
Net interest expense increased by 33% to $56 million compared to the same quarter in 2005. The increase was due to write-off of one-time deferred financing costs related to the 2003 senior credit facility of $15 million.
Income tax expense was $71 million in the first quarter of 2006 as compared to $70 million in the first quarter 2005, reflecting effective tax rates of 37.9% and 39.2%, respectively.
Net income for the first quarter 2006 was $ 116 million, an increase of 8%. Excluding one-time costs, net income increased on a comparable basis by 18% to $127 million. Due to this very positive development, the net income margin increased to 7.3% of sales compared with 6.7% in the first quarter 2005.
Earnings per share (EPS) 1) for the first quarter of 2006 rose by 7% to $1.19 per ordinary share ($0.40 per American Depositary Share (ADS)), as compared to $1.11 ($0.37 per ADS) for the first quarter of 2005. The weighted average number of shares outstanding for the first quarter of 2006 was approximately 97.8 million shares, as compared to 96.3 million shares for the first quarter 2005. The increase in shares outstanding results from stock option exercises in 2005 and in the first quarter 2006.

1) Conversion of preference shares treated as capital contributions, subject to change.

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Cash Flow
In the first quarter of 2006, the Company generated $162 million in net cash from operations, or 9.3% of revenue, compared to $138 million last year. The increase was mainly due to lower income tax payments in North America.
A total of $65 million (net of disposals) was spent for capital expenditures. Free Cash Flow before acquisitions was $97 million compared to $98 million in the first quarter of 2005. Days Sales Outstanding (DSO) in the first quarter of 2006 decreased by another 4 days to 78 days from the fourth quarter 2005. Compared with the first quarter of the previous year DSO were reduced by 6 days.
A total of $10 million in cash was used for acquisitions excluding the RCG acquisition. The Free Cash Flow after acquisitions excluding the RCG acquisition increased by 14% to $87 million compared to $76 million last year. Including the RCG acquisition, a total of $3,951 million in cash was used for acquisitions.
For a complete overview of the first quarter 2006, please refer to the appendix.

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Patients — Clinics — Treatments
As of March 31, 2006, Fresenius Medical Care treated approximately 133,100 patients worldwide, which represents a 6% increase in patients compared with Q1 of last year. North America provided dialysis treatments for more than 89,800 patients (up 3%) and the International segment served approximately 43,300 patients (up 11%). Including Renal Care Group and after divestitures, the Company provides dialysis for approximately 158,700 patients worldwide, thereof 115,400 patients in North America.
As of March 31, 2006, the Company operated a total of 1,700 clinics worldwide, comprised of 1,165 clinics, an increase of 2% in North America, and 535 clinics, an increase of 9%, in the International segment. Including Renal Care Group and after divestitures, the Company operates a total of 2,045 clinics worldwide, thereof 1,510 clinics in North America.
Fresenius Medical Care delivered approximately 5.02 million dialysis treatments worldwide, which represents an increase of 6% year over year. North America accounted for 3.38 million treatments, an increase of 4%, and the International segment delivered 1.65 million treatments, an increase of 12% over last year. Including Renal Care Group and after divestitures, the Company would have delivered approximately 6.01 million dialysis treatments worldwide, thereof 4.36 million dialysis treatments in North America.

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Renal Care Group Acquisition
On March 31, 2006, the Company announced the closing of the acquisition of Renal Care Group, Inc. effective March 31, 2006. The closing followed the completion of the Federal Trade Commission’s (FTC) review of the acquisition and the issuance of a consent order to permit the closing of the acquisition. The result of operations of Renal Care Group will be consolidated from April 1, 2006 onwards.
On April 7, 2006 the Company completed the sale of 96 freestanding renal dialysis centers to a wholly-owned subsidiary of DSI Holding Company, Inc (“DSI”), including centers divested pursuant to a consent agreement with the FTC. An additional 9 centers located in Illinois will be sold upon receipt of Illinois regulatory approval, which is expected in the second quarter of 2006. Fresenius Medical Care will receive aggregate cash consideration of approximately $512 million for all of the centers being divested, subject to post-closing adjustments.
Outlook for 2006 Confirmed
For the year 2006, the Company confirms its outlook and expects to report revenue of more than $8 billion.
The Company expects reported net income for 2006 to be between $515 million and $535 million.
Guidance provided by the Company does not take into effect any expected one-time items and the change of accounting principle for stock options — SFAS 123(R) in the fiscal year 2006. The Company expects the after tax impact of the one-time items and SFAS 123(R) to be around $60 million for the full year 2006.
In addition in 2006, the Company expects capital expenditures to be approximately $450 million, and spending of approximately $100 million for acquisitions, excluding the RCG acquisition.

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Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: “Our results for the first quarter 2006 show an excellent start for the year. With our global base we continue to be well positioned for the continuing success of our business. We clearly confirm our previous forecast for the full year 2006. We are pleased that all regions and business segments grew at or above market. North America and Europe, which represent over ninety percent of our business, continued their strong growth momentum in both the products and services segments. It is particularly gratifying that we were able to keep our strong focus on operating performance while we completed the transformation, the preference share conversion and the RCG acquisition in the first quarter. Going forward, we will emphasize the integration of RCG, the further growth of our net income and the reduction of our leverage ratio.”
Video Webcast
Fresenius Medical Care will hold a conference call to discuss the results of the first quarter 2006 on May 3, 2006, at 3.15 p.m. CET / 9.15 a.m. EST. The Company invites investors to view the live video webcast of the meeting at the Company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the meeting.
Fresenius Medical Care is the world’s largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,400,000 individuals worldwide. Through its network of approximately 2,045 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to approximately 158,700 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.
For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.
This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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Fresenius Medical Care
Statements of Earnings
(in US-$ thousands, except share and
per share data)
(unaudited)

	Three Months Ended March 31,
	2006	2005	% Change
Net revenue
Dialysis Care	1,272,533	1,162,461	9.5%
Dialysis Products	474,397	446,542	6.2%
Total net revenue	1,746,930	1,609,003	8.6%

Cost of revenue	1,168,640	1,100,258	6.2%
Gross profit	578,290	508,745	13.7%
Selling, general and administrative	321,671	275,514	16.8%
Research and development	12,774	13,248	-3.6%
Operating income (EBIT)	243,845	219,983	10.8%

Interest income	(4,809)	(2,245)	114.2%
Interest expense	61,004	44,532	37.0%
Interest expense, net	56,195	42,287	32.9%
Earnings before income taxes and minority interest	187,650	177,696	5.6%
Income tax expense	71,133	69,643	2.1%
Minority interest	480	582	-17.5%
Net income	116,037	107,471	8.0%

Operating income (EBIT)	243,845	219,983	10.8%
Depreciation and amortization	61,258	59,711	2.6%
EBITDA	305,103	279,694	9.1%

Total bad debt expenses	29,622	29,983

Earnings per Ordinary share	$1.19	$1.11	7.2%
Earnings per Ordinary ADS	$0.40	$0.37	7.2%

Weighted average number of shares
Ordinary shares	96,629,422	70,000,000
Preference shares	1,144,162	26,330,125

Percentages of revenue
Cost of revenue	66.9%	68.4%
Gross profit	33.1%	31.6%
Selling, general and administrative	18.4%	17.1%
Research and development	0.7%	0.8%
Operating income (EBIT)	14.0%	13.7%
Interest expense, net	3.2%	2.6%
Earnings before income taxes and minority interest	10.7%	11.0%
Income tax expense	4.1%	4.3%
Minority interest	0.0%	0.0%
Net income	6.6%	6.7%

EBITDA	17.5%	17.4%
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Fresenius Medical Care
Segment and Other Information
(in US-$ million)
(unaudited)

	Three Months Ended March 31,
	2006	2005	% Change
Net revenue
North America	1,194	1,088	9.7%
International	553	521	6.3%
Total net revenue	1,747	1,609	8.6%

Operating income (EBIT)
North America	164	146	12.2%
International	96	82	16.5%
Corporate	(16)	(8)	89.8%
Total operating income (EBIT)	244	220	10.8%

Operating income in percentage of revenue
North America	13.8%	13.4%
International	17.3%	15.8%
Total	14.0%	13.7%

Employees
Full-time equivalents (March 31 compared to Dec. 31)	56,178	47,521
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Fresenius Medical Care

Reconciliation of non US-GAAP
financial measures to the most directly
comparable US-GAAP financial measures
(in US-$ million)
(unaudited)

	Three Months Ended March 31,
	2006	2005	% Change
Operating performance before SFAS 123(R) and one-time costs1)
Operating income (EBIT)	244	220	11%
SFAS 123(R) and one-time costs2)	3	—
Operating income (EBIT) excluding SFAS 123(R) and one-time costs1)	247	220	12%
Percent of revenue	14.2%	13.7%

Net income	116	107	8%
SFAS 123(R) and one-time costs2)	11	—
Net income excluding SFAS 123(R) and one-time costs1)	127	107	18%

Segment information North America
Net revenue	1,194	1,088
Costs of revenue and research and development	839	785
Selling, general and administrative	190	157
Costs of revenue and operating expenses	1,029	942
Operating income (EBIT)	164	146

Dialysis Products revenue incl. and excl. internal sales
North America
Dialysis Products revenue incl. internal sales	225	208
less internal sales	(91)	(88)
Dialysis Products external sales	134	120
International
Dialysis Products revenue incl. internal sales	377	367
less internal sales	(37)	(40)
Dialysis Products external sales	340	327

Reconciliation of cash flow from operating activities to EBITDA
Total EBITDA	305	280
Interest expense, net	(56)	(42)
Income tax expense	(71)	(70)
Change in working capital and other non cash items	(16)	(30)
Net cash provided by operating activities	162	138

Annualized EBITDA3)
Operating income (EBIT) last twelve months	1,256	874
Depreciation and amortization last twelve months	333	236
Non cash charges	17	11
Annualized EBITDA	1,606	1,121

1)	These non US-GAAP financial measures are provided to assist readers in evaluation of Fresenius Medical Care ´s underlying operating performance.

2)	Costs related to the changed accounting principles for stock options (SFAS 123 R) and one-time costs associated with the transformation of legal form and the settlement and related legal fees and the write-off of deferred financing costs related to the

3)	EBITDA 2006: Pro forma numbers including RCG, before FTC mandated divestitures, excluding one-time costs for the acquisition.
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Fresenius Medical Care
Balance Sheet
(in US-$ million)

	March 31,	December 31,
	2006	2005
	(unaudited)	(audited)
Assets
Current assets	3,730	2,461
Intangible assets	7,506	4,043
Other non-current assets	1,908	1,479
Total assets	13,144	7,983

Shareholders’ equity and liabilities
Current liabilities	2,702	1,578
Long-term liabilities	5,976	2,431
Shareholders’ equity	4,466	3,974
Total shareholders’ equity and liabilities	13,144	7,983

Equity/assets ratio:	34%	50%

Debt
Short-term borrowings	442	151
Short-term borrowings from related parties	242	19
Current portion of long-term debt and capital lease obligations	161	126
Long-term debt and capital lease obligations, less current portion	4,067	707
Trust Preferred Securities	1,205	1,188
Total debt	6,117	2,191

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Fresenius Medical Care
Cash Flow Statement
(in US-$ million)
(unaudited)

	Three Months Ended March 31,
	2006	2005
Operating activities
Net income	116	107
Depreciation / amortization	61	60
Change in working capital and other non cash items	(15)	(29)
Cash Flow from operating activities	162	138

Investing activities
Purchases of property, plant and equipment	(70)	(44)
Proceeds from sale of property, plant and equipment	5	4
Capital expenditures, net	(65)	(40)
Free Cash Flow	97	98

Acquisitions, net of cash acquired	(3,951)	(22)
Free Cash Flow after investing activities	(3,854)	76

Financing activities
Change in accounts receivable securitization program	296	(71)
Change in intercompany debt	221	—
Change in other debt	3,288	(16)
Proceeds from exercise of stock options	14	4
Proceeds from conversion of preference shares into ordinary shares	309	—
Cash Flow from financing activities	4,128	(83)

Effects of exchange rates on cash	5	(1)
Net increase (decrease) in cash	279	(8)

Cash at beginning of period	85	59
Cash at end of period	364	51

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Fresenius Medical Care
Quarterly Performance Scorecard — Revenue
(in US-$ thousands, except per treatment revenue)

	Three months ended March 31,
	2006	cc	2005	cc
North America
Net revenue	1,193,517		1,088,184
Growth year-over-year	9.7%		8.5%

Dialysis Care	1,059,244		968,561
Growth year-over-year	9.4%		7.7%
U.S. per treatment	310		293
Per treatment	307		291
Sequential growth	2.6%		1.0%
Growth year-over-year	5.4%		2.4%

Dialysis Products
incl. internal sales	224,713		207,678
Growth year-over-year	8.2%		6.0%
External sales	134,273		119,623
Growth year-over-year	12.2%		15.9%

International
Net revenue	553,413		520,818
Growth year-over-year	6.3%	12.0%	14.1%	8.4%

Dialysis Care	213,289		193,900
Growth year-over-year	10.0%	15.2%	22.4%	16.0%
Per treatment	130	136	132	125
Sequential growth	1.8%		4.6%
Growth year-over-year	-2.0%	2.6%	16.8%	10.7%

Dialysis Products
incl. internal sales	377,277		367,322
Growth year-over-year	2.7%	8.7%	10.9%	5.4%
External sales	340,124		326,918
Growth year-over-year	4.0%	10.1%	9.7%	4.4%

cc = at constant exchange rates
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Fresenius Medical Care
Quarterly Performance Scorecard — Dialysis Care Volume

	Three months ended March 31,
	2006	2005
North America
Number of treatments	3,375,906	3,250,110
Treatments per day	43,838	42,205
Per day sequential growth	0.8%	0.4%
Per day year-over-year growth	3.9%	3.8%
of which:
- acquisitions	1.4%	1.0%
- same market growth year-over-year	2.4%	3.8%
- adjustment for closed/sold facilities, yield and other	0.1%	-1.0%

International
Number of treatments	1,645,938	1,466,672
Same market growth year-over-year	10.4%	5.6%
Fresenius Medical Care
Quarterly Performance Scorecard — Expenses

	Three months ended March 31,
	2006	2005
North America
Costs of revenue and operating expenses
Percent of revenue	86.2%	86.6%
Selling, general and administrative
Percent of revenue	15.9%	14.4%
Bad debt expenses
Percent of revenue	2.9%	2.7%
Dialysis Care operating expenses/Treatment (in US-$)	259	253
Sequential growth	1.2%	1.5%
Growth year-over-year	2.3%	1.9%

Total Group
Costs of revenue and operating expenses
Percent of revenue	86.0%	86.3%
Selling, general and administrative
Percent of revenue	18.4%	17.1%
Effective tax rate	37.9%	39.2%
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Fresenius Medical Care

Quarterly Performance Scorecard — Cash Flow/Investing Activities
(in US-$ thousands, except number
of de novos)

	Three months ended
	March 31,
	2006	2005
Total Group
Operating Cash Flow	161,660	138,475
Percent of revenue	9.3%	8.6%

Free Cash Flow, before acquisitions	96,788	98,430
Percent of revenue	5.5%	6.1%

Acquisitions, net	3,950,974	21,988

Capital expenditures, net	64,872	40,045
Percent of revenue	3.7%	2.5%

Maintenance	20,745	20,537
Percent of revenue	1.2%	1.3%

Growth	44,127	19,508
Percent of revenue	2.5%	1.2%

Number of de novos	16	23
North America	9	13
International	7	10
Fresenius Medical Care

Quarterly Performance Scorecard — Balance Sheet

	Three months ended
	March 31,
	2006	2005
Total Group
Debt (in US-$ million)	6,117	2,343
Debt/EBITDA	3.8	2.1

North America
Days sales outstanding	60	66
Sequential development	-4.8%	-1.5%
Year-over-year development	-9.1%	-7.0%

International
Days sales outstanding	117	123
Sequential development	-2.5%	3.4%
Year-over-year development	-4.9%	1.7%

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Fresenius Medical Care
Quarterly Performance Scorecard

	Three months ended
	March 31,
	2006	2005
Clinical Performance
North America (U.S.)
Urea reduction >= 65%	89%	91%
Single Pool Kt/v > 1.2	93%	94%
Hemoglobin >= 11g/dl	82%	81%
Albumin >= 3.5 g/dl*	79%	78%
Hospitalization days per patient (12 months ending Mar. 31,)	11.6	13.3

Demographics
North America (U.S.)
Average age (yr)	61	61
Average time on dialysis (yr)	3.4	3.4
Average body weight (kg)	77	77
Prevalence of diabetes	52%	52%

*	International standard BCR CRM470
Fresenius Medical Care and Renal Care Group — Proforma 1)
(in US-$ million)

	Three months ended
	March 31,
	2006	2005
Net revenue	2,057	1,901
Operating income	298	273
Net income	106	85

1)	Proforma data including RCG, after FTC mandated divestitures.

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